5 July 2006

Australian Stock Exchange
Company Announcements Office

Appointment of Company Secretary

The Board of Allied Gold Limited is pleased to announce the appointment of Mr Albert Longo to the office of Company Secretary with effect from today, replacing Mr David Lymburn who resigns as Company Secretary. Mr Longo is the Company's Manager, Finance & Administration and is a qualified Chartered Accountant with 15 years experience in the gold industry.

The Board acknowledges and thanks Mr Lymburn for his services to the Company since its incorporation in May 2003.

For enquiries in connection with this release please contact:

Mark Caruso
Chairman and Managing Director
Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail